U.S. Securities and Exchange Commission

                           Washington, D.C. 20549

                       NOTICE OF EXEMPT SOLICITATION

                    Submitted pursuant to Rule 14a-6(g)

1. Name of the Registrant:

The Walt Disney Company

2. Name of person relying on exemption:

Roy E. Disney, Patricia A. Disney, Roy P. Disney, Susan Disney Lord, Abigail E. Disney, Timothy J. Disney, Shamrock Holdings, Inc., Shamrock Holdings of California, Inc. and Stanley P. Gold

3. Address of person relying on exemption:

4444 Lakeside Drive, 2nd Floor, Burbank, California  91505

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):

     The attached materials were posted on the savedisney.com website.

WHAT WENT WRONG?

By Michael McConnell, Shamrock Holdings Managing Director

Creative dynamism has always been at the heart of Disney's business. From the days of Walt and Roy, corporate infrastructure helped to make creative ideas a reality, and the company prospered. Today, the scenario is inverted, with strategic planning, marketing, and finance schemes dictating the terms to creatives. It's no coincidence that the bottom line is suffering.

In 1992, The Walt Disney Company experienced its first significant stumble under modern leadership: EuroDisney. Its failure, in many ways, was prophetic of things to come. EuroDisney highlighted for the first time a shift in methodology that would become problematic for the Company.

The shift? An emphasis on the scheme rather than the consumer now results in recycling rather than innovation.

EURODISNEY SIGNALS SHIFT

In the case of EuroDisney, the emphasis on the scheme involved extracting generous concessions from the French Government to support the development of the Theme Park and Hotel development.

On paper, the numbers looked great, and the returns looked even better.
But when the park opened, the rooms went empty. Consumers were happy to stay less than an hour away in Paris, only to visit the Parks for the day. Meantime, the French labor laws were onerous and, of course, there was the weather. Let's use some common sense... Had the schemers thought of the consumer first they would have chosen Barcelona as the site - acknowledging that the Orlando "if-you-build-it-where-it-is-warm-model" is what people want.

While the initial scheme may have looked great on paper, EuroDisney has been both a public relations and financial failure and marked the rise to power of the "planners" at the expense of the "creators."

With the financial dust still unsettled in 2004 - over a decade later - the monetary loss to Disney will be in the hundreds of millions of dollars. Incidentally, at the end of March 2004, the bank waivers expire and another restructuring is likely. Not to mention the distraction of management's time and attention for over 10 years in trying to fix a scheme destined for failure from its first day.

The resulting criticisms of excessive spending also seemed to make Michael Eisner lose interest in delivering a quality product. From now on tighter financial "boxes" would be constructed for everything and costly innovation would have to go.

1994-95: A YEAR OF CHANGE

Then came 1994. Frank Wells passed away, Jeffrey Katzenberg left, and the management dynamic that had guided the company for 10 years was forever altered. In hindsight, the next year changed everything - CapCities/ABC was acquired, Michael Ovitz was hired and Snow White and the Seven Dwarfs was released on video. Each of these decisions had significant implications:

     o CapCities/ABC changed the essential nature of the Company. The insatiable demands of an ad-driven culture took Disney even further away from its roots as a producer of boutique content. For a controlling CEO like Eisner, the resulting multi-armed conglomerate was beyond his capabilities to manage - both administratively and creatively.

     o The hiring of Michael Ovitz foreshadowed the current "poor governance" culture and Michael's disconnect with the people for whom he works; the shareholders. The company image has suffered long-term damage and the Board has yet to design a succession process or plan that gives investors comfort.

     o As for Snow White - it was the last of the "A-list" animated features from the Disney library to be released on video. Rather than holding back this title for an inevitable bad year, the crown jewel was put to market during the same year as The Lion King -all because the company is "locked into" chasing 20% per annum growth. The carefully nurtured reissues that remarketed the Disney perennials to each successive generation became a thing of the past.

These three milestones marked a turning point in Disney culture. They signal a turn from the past (innovation) and a redirection toward global brand marketing (schemes). Along the way, the baby was left behind with the bathwater.

Not insignificantly, Disney stock is currently trading at levels last seen in 1996 - a year that the Dow industrial average traded around 6,000 (today it is over 10,000).

FAILED VENTURES

Since 1996, the Company has continued to invest shareholder capital - $25 billion - in schemes that recycle rather than innovate. Rebranding the Disney image became more important than enhancing the classic
Disney assets. At the New Disney, core businesses like Feature
Animation and Imagineering became "high risk" niche properties.

To be sure, not all initiatives have failed. But in the aggregate, more have failed than succeeded, and it shows in the company's declining performance ratios since 1995.

GO.COM

Go.com was born of desperation. The Internet was hot, the Company felt it had missed its opportunities, and the "planners" convinced themselves that Disney had assets that gave it an advantage in the emerging Internet marketplace. The Company acquired Infoseek, yet another search engine, that was designed to drive traffic to established Disney-owned Internet sites. Rebranded as Go.com, it looked great on paper.

However, any Internet user (the consumer) could have told you they didn't need another search engine driving them to a very small and finite group of Disney Internet sites. Go.com merely recycled the innovation of other search engines. It presented consumers nothing new. The schemers were late to the party.

Not surprisingly, Go.com resulted in a write-off of hundreds of millions of dollars.

DISNEY'S CALIFORNIA ADVENTURE AND DISNEY STUDIOS PARIS

With a strategy put together by the schemers to transform single-park sites into multi-day destination resorts (and a price tag of well over $1 Billion) Disney's California Adventure was destined to failure before ground was broken.

Frightened by the economics of EuroDisney and misinterpreting the reasons for its failure, the "numbers guys" assigned an investment cap to DCA's construction. Rather than innovating and designing the Park from the bottom-up based upon what the consumer would expect for the price of admission, DCA was designed from the top-down based on what the spreadsheets said was required to hit a return figure that has never materialized.

The continued suppression of innovation - fixing the off the shelf rides - is likely as the schemers desperately try to avoid any financial write-offs at this time. DCA has failed and will never come close to generating the financial return the planners forecast.

Why? Consumers are not willing to pay the same admission price for a smaller and subjectively less-special park. The excessive discounting in the last twelve months clearly supports that the consumer knows what DCA is worth. If only the schemers had listened in the first place.

By contrast, Oriental Land Company financed and opened the innovative and luxurious Tokyo DisneySea during the same period. Its' marvels quickly became a major draw even in a flat Japanese economy. Anaheim should have been so lucky.

The insistence on avoiding reality in Anaheim led to Disney Studios Paris - another "second gate" failure akin to DCA. Conceived on an even smaller creative scale and, it too, heavily relied on recycled product. In both instances, planners mistakenly assumed that Disney name alone would move the product regardless of the quality of its content.

We fear Hong Kong Disneyland will be similarly doomed to mediocrity. Although the schemers negotiated a very favorable deal from the local government, there will not be many rides at the new Park on opening day, and those that do open will be recycled attractions from Anaheim and Orlando. The "half-park" scheme remains in effect despite two enormous failures.

ABC FAMILY CHANNEL

ABC Family Channel (formerly Fox Family) represents another example of recycling rather than innovation. The stated intent for purchasing this "beach front property" was to repurpose ABC programming, a bottom line scheme. But the original network content never proved popular enough to resell. Now the asset is worth billions less than what was paid, the planners can't figure out how to fix it and are now in the third scheme to recycle or repurpose the Channel and its content.

We predict that ten years from now the Channel could be gone unless Disney creates special content consumers want to view. For that to happen, leadership must shift focus back to the creative core. Without such a shift, the Company is marching toward a precipice with a steep and dramatic fall inevitable.

MARKETING MANIA

Management's grand emphasis today is marketing. Marketing is an important element of a comprehensive business strategy, but at today's Disney it is the center of all existence. The product is no longer what matters most, just how you sell it.

Problems creating or programming a hit Prime-Time program? ...Just own a network to "market" the shows. Don't worry about losing money on the Super Bowl or Monday Night Football ... it will help "market" new programs. DCA attendance numbers low? .... Let's simply "market" a way out of the problem and sell "2-for-1" tickets. The Company will remarket and repromote over and over... but at the end of the day, it will amount to a whole lot of motion and not much movement.

Sustainable success at Disney is predicated on creativity and innovation. Without these, marketing and schemes will ultimately fail to create lasting and long-term value and growth.

GETTING BACK ON TRACK: BREAKING FROM DENIAL

The unfortunate byproducts of the scheming/recycling model are years of missed opportunities, and failed initiatives. A culture of denial and lack of self-criticism has taken root. Everyone and everything is to blame except the schemes; ...be it the economy, the weather, terrorism, timing, or talent.

The daring, dynamic, creative and businesslike management of the post-1984 years has given way to a staid and inbred group under the singular imperial rule of an Emperor (Michael Eisner) and his enabling Court (The Board of Directors). The once lean organization has become top heavy with intelligent and well intentioned schemers who, rather than supporting the creative soul, dictate to the artists what must be done (and won't tolerate differing views). The results are painfully obvious.

Management decay hit a dramatic peak in 2001 when CFO Tom Staggs and Head of Strategic Planning Peter Murphy each received $1 million bonuses in a year when Go.com sustained a major write-off and the $5.2 billion Fox Family acquisition significantly missed its aggressive forecasts.

Ask yourself why this first quarter performance in 2004 is so good - it's not because of marketing or schemes - it's because some wonderfully creative storytellers in Northern California and the Jerry Bruckheimer team "created" two terrific stories that are loved by people around the world. Pixar is now leaving the fold. Who will be next?

The Walt Disney Company's current problems date back almost a decade. The decline results from a mindset that diverges from the creative core. This schism is led by the CEO and enabled by the Board of Directors. We need an acknowledgement of Disney's cultural decay and attendant negative consequences.

Without a commitment to innovative leadership and the primacy of creativity, Disney's decline will continue for years to come. We must steer the company back on course, so future generations may inherit the full Disney legacy.

WHY WE NEED YOU TO VOTE "NO"

By Michael McConnell, Shamrock Holdings Managing Director

The goal of our campaign to "Just Say 'NO'" is simple. We want to send a powerful message to The Board of Directors at The Walt Disney
Company: Change must happen.

We want you--the Disney shareholder--to vote "NO" on Michael Eisner, Senator George Mitchell, Judith Estrin, and John Bryson as they seek confirmation to continue serving on Disney's Board of Directors. The vote will take place at Disney's Annual Meeting in Philadelphia, Pennsylvania on March 3, 2004.

We want to unify shareholders behind a single action that communicates directly to our representatives.

Our intent is to protect you, the shareholder. We must ensure that the Board is doing its best to achieve long-term growth and stability for your investment and the Company.

The reasons are clear:

1) Accountability: Michael Eisner

Management must be held accountable by the Board for the Company's performance.

     o Management has repeatedly fallen short of goals and predictions, with new business initiatives repeatedly failing.

     o Michael Eisner is the sitting chairman of the Board. His choice of Presiding Director is poor and can't stand the test of good judgment.

We are asking shareholders to Vote "NO" on Michael Eisner, sending the Board a clear message that you are giving the Chairman a failing grade.

2) Weak "Presiding Director": Senator George Mitchell

A Board of Directors are the "eyes and ears" of the shareholders. Their role is to monitor management, ensuring that the business is run in the best interests of shareholders. The Presiding Director is, in theory, expected to challenge the status quo and be free from conflicts of interest. With proper checks and balances, the CEO can't take autocratic control of the Company.

     o Your Presiding Director, Senator George Mitchell, has neither the power nor the will to provide you, the shareholder, with appropriate protection. Without exercising opposing force of opinion, the position of Presiding Director is simply a "yes" man to Michael Eisner.

We are asking shareholders to Vote "NO" on Senator George Mitchell. This will send the Board a clear message that we are not fooled by his title of "Presiding Director."

3) Overcompensation: Judith Estrin

At Disney, the Board's Compensation Committee determines the reward for senior executives. This should be based solely on performance. The Chair of the Compensation Committee for 2002 and 2003 was Ms. Judith Estrin.

     o Over the past three years, the Top Five executives were paid over $68 million in total compensation, while the Company's share price declined by approximately 50%.

     o Worse, in Fiscal Year 2002, when the stock declined by almost 20%, this group was paid $40 million.

We are asking shareholders to Vote "NO" on Judith Estrin, sending the Board a message that executive compensation shows no correlation to Company performance.

4) Better Governance: John Bryson

Through aggressive Public Relations, the Board has tried to convince Disney shareholders that it has improved its "Governance" practices and no longer warrants the title of "One of the Worst Boards in America."

The Governance and Nominating Committee holds the responsibility of developing, implementing and leading a Board culture of good governance, including openness, independence, insight, prudence, accountability, challenge, and critical oversight.

This Board has built a facade of procedure that only results in rubber-stamping management's plans.

     o John Bryson replaced Stanley Gold as Chair of this critical Committee in 2002. At the time, we objected to his appointment because he was not independent in thought or action, as his wife earned in excess of $1.5mm per year from Disney's cable channels.

We are asking shareholders to Vote "NO" on John Bryson, affirming that we are not impressed with any veiled attempts at substantive governance improvement.

On many levels, The Walt Disney Company Board of Directors is not doing its job for you. These are your elected representatives. You must hold them accountable. Here is a rare opportunity for you to join with others to send a message.

Remember: The real boss is the shareholder.

While the procedures of the Board may sound remote to you, when you may just want to enjoy a memorable day at Disneyland or an artful animated feature, we can assure you that the tone and culture of the Company is set at the top. By saying "NO" to these Directors, you are saying that you are not satisfied with recent products, services, management decisions and practices that have resulted in poor stock performance, limited growth and little confidence in the long-term future of the Company.

Show the Board that you are paying attention, do not like what you see, and demand change.

Vote "NO" on Michael Eisner, Senator George Mitchell, Judith Estrin, and John Bryson. For the future of Disney. For future generations.


                MICHAEL EISNER HISTORICAL COMPENSATION: FISCAL 1994-2002 ($ IN ACTUAL AMOUNTS)


                        Annual Compensation                                    Long-Term Compensation
                                           Total          Hyp. Value        Restricted                              Total LT
                              Cash         Annual         of Stock          Stock       All Other    Total LT       & Annual
Fiscal Year    Salary         Bonus        Comp.          Option Grants     Awards      Comp.        Cash Comp.     Comp.

1996              $750,000    $7,900,000    $8,650,000    195,583,281       -               $3,520   $195,586,801   $204,236,801
1997              $750,000    $9,900,000   $10,650,000    -                 -               $3,820         $3,820    $10,653,820
1998              $764,423    $5,000,000    $5,764,423    -                 -               $3,820         $3,820     $5,768,243
1999              $750,000            $0      $750,000    -                 -               $3,820         $3,820       $753,820
2000              $813,462    $8,500,000    $9,313,462      1,625,652       -           $3,004,020     $4,629,672    $13,943,134
2001            $1,000,000            $0    $1,000,000    -                 -               $4,020         $4,020     $1,004,020
2002            $1,000,000    $5,000,000    $6,000,000    -                 -               $4,718         $4,718     $6,004,718
2003            $1,000,000    $6,250,000    $7,250,000    -                 -               $4,775         $4,775     $7,254,775
                                                                                                    TOTAL           $249,619,331


Michael Eisner's total compensation for the eight years from 1996-2003 was $250 MILLION!

During that same time period, shareholders have made approximately 2% per year on their investment in The Walt Disney Company.

     o  What is wrong with this picture?
     o  Where is pay-for-performance?
     o  How can the board ignore the last eight years of lackluster growth?